SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                              (Amendment No. ____)*


                       First Niagara Financial Group, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
               ---------------------------------------------------

                         (Title of Class of Securities)

                                  33582 V 10 8
                               ------------------

                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 5 Pages

CUSIP NO. 33582 V 10 8                13G                      Page 2 of 5 Pages


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)
            First Niagara Financial Group
            Employee Stock Ownership Plan Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |X|

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

        NUMBER OF       5   SOLE VOTING POWER
          SHARES               4,049,658
       BENEFICIALLY
         OWNED BY       6   SHARED VOTING POWER
           EACH                713,245
        REPORTING
       PERSON WITH      7   SOLE DISPOSITIVE POWER
                               4,762,903

                        8   SHARED DISPOSITIVE POWER
                               0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,762,903

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                                            |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            6.7% of 70,813,651 shares of Common Stock outstanding as of December 31, 2003.

12       TYPE IN REPORTING PERSON*
            EP

CUSIP NO. 33582 V 10 8                13G                      Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  First Niagara Financial Group, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  6950 South Transit Road
                  P.O. Box 514
                  Lockport, New York 14095-0514

Item 2(a).        Name of Person Filing:

                  First Niagara Financial Group
                  Employee Stock Ownership Plan Trust
                  Trustee: Delaware Charter Guarantee & Trust Company

Item 2(b).        Address of Principal Business Office:

                  Delaware Charter Guarantee & Trust Company
                  1013 Centre Road
                  Wilmington, Delaware 19805-1265

Item 2(c).        Citizenship or Place of Organization:

                  Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  33582 V 10 8

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b) or 13d-2(b), or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

                  Based on information available to the Employee Benefit Plan as of December 31, 2003, the reporting person beneficially owned 4,762,903 shares of the Issuer. This number of shares represents

CUSIP NO. 33582 V 10 8                13G                      Page 4 of 5 Pages



                  6.7% of the common stock, par value $.01 per share, of the Issuer, based upon 70,813,651 shares of such common stock outstanding as of December 31, 2003. As of December 31, 2003, the reporting person has sole power to vote or to direct the vote of 4,049,658 shares and the shared power to vote or direct the vote of 713,245 shares. The reporting person has sole power to dispose or to direct the disposition of 4,762,903 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 33582 V 10 8                13G                      Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 2004                   FIRST NIAGARA FINANCIAL GROUP EMPLOYEE
                                          STOCK OWNERSHIP PLAN TRUST

                                          By: Delaware Charter Guarantee & Trust
                                              Company



                                          By: /s/ Charles Swain
                                              ----------------------------------
                                              Charles Swain
                                              Title: Second Vice President